UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

 _______________________________________________________________________________
                                NETCENTIVES INC.
                       (Name of Subject Company (issuer))
 _______________________________________________________________________________
                                NETCENTIVES INC.
                       (Names of Filing Persons (offeror))
 _______________________________________________________________________________
      OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE, HAVING
                     AN EXERCISE PRICE OF MORE THAN $3.00.
                         (Title of Class of Securities)
 _______________________________________________________________________________
                                    64108P101
                      (CUSIP Number of Class of Securities)
 _______________________________________________________________________________
                                   ERIC LARSEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               475 BRANNAN STREET
                         SAN FRANCISCO, CALIFORNIA 94107
                                 (415) 615-2000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

--------------------------------------------------------------------------------
                                   Copies to:
                               James Telfer, Esq.
                             Kevin D. Gonzalez, Esq.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                        Old Federal Reserve Bank Building
                               400 SANSOME STREET
                         SAN FRANCISCO, CALIFORNIA 94111

--------------------------------------------------------------------------------


                            Calculation of Filing Fee
Transaction valuation*                                      Amount of filing fee
     $2,801,822.90                                                  $560.36
*Set forth the amount on which the filing fee is calculated and state how it was determined.

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                                     Amount Previously Paid:____________________
                                     Form or Registration No.:__________________
                                     Filing Party:______________________________
                                     Date Filed:________________________________
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

Introductory Statement

     This Final Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 21, 2001 (the "Schedule TO") reports the results of the offer to employees to exchange, for compensatory purposes, certain outstanding stock options under the Stock Option Plans (as defined in the Schedule TO) to purchase shares of the Company's common stock, having an exercise price equal to or greater than $3.00 per share for shares of the Company's restricted common stock, upon the terms and subject to the conditions described in the Offer to Exchange, dated May 18, 2001 (the "Offer to Exchange"), the Cover Letter and accompanying documents attached as Exhibits
(a)(1) through (a)(5) to the Schedule TO.

     Pursuant to Section 14 of the Offer to Exchange and Rule 13e-4(f)(5) promulgated pursuant to the Securities Act (as defined in the Schedule TO), on June 15, 2001 the Company terminated the tender offer. No stock options were accepted for exchange. There were several factors that led to the Company's decision, the most critical of which was the continued pressure on the Company's stock price and the corresponding risk associated with the restricted stock program. In addition, the Company took into account the stockholder approval of the incremental stock option pool increase which will allow the Company to make enhancements to its incremental stock option program. The Company will not issue any shares of restricted common stock in connection with the tender offer.

     Item 12 of the Schedule TO is hereby amended and restated as follows to add Exhibit (a)(6):

Item 12.      Exhibits.

     (a)(1)* Offer to Exchange, dated May 18, 2001.

     (a)(2)* Form of Cover Letter to Holders of Options.

     (a)(3)* Slides Presentation delivered May 18, 2001.

     (a)(4)* Form of Election Form.

     (a)(5)* Forms of Notice of Change of Election.

     (a)(6) Form of E-mail from Eric Larsen to Employees, dated June 15, 2001, terminating Offer to Exchange.

     (b) Not Applicable.

     (d)(1)* Netcentives' Inc. 1996 Stock Option Plan. Exhibit 10.2 to the Company's Registration Statement on Form S-1 (file no. 333-83443), as amended, declared effective October 19, 1999.

     (d)(2)* Form of Restricted Stock Agreement, with exhibits.

     (d)(3)* Post Communication, Inc. 1997 Stock Option Plan.

     (d)(4)* Post Communication, Inc. 2000 Stock Option Plan.

     (d)(5)* MaxMiles, Inc. 1998 Key Employee Stock Option Plan.

     (g) Not Applicable.

     (h) Not Applicable.

* Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                   NETCENTIVES INC.

                                   /s/ Judith A. Player
                                   Judith A. Player
                                   Vice President, General Counsel and Secretary

                                   June 28, 2001


                                INDEX TO EXHIBITS

 Exhibit Number         Descriptions
(a)(1)*                 Offer to Exchange, dated May 18, 2001
(a)(2)*                 Form of Cover Letter to Holders of Options
(a)(3)*                 Slides Presentation delivered May 18, 2001
(a)(4)*                 Form of Election Form
(a)(5)*                 Forms of Notice of Change of Election
(a)(6)                  Form of E-mail from Eric Larsen to Employees, dated June
                        15, 2001, terminating Offer to
                        Exchange
(d)(1)*                 Netcentives' Inc. 1996 Stock Option Plan.  Exhibit 10.2
                        to the Company's Registration Statement on Form S-1
                        (file no. 333-83443), as amended, declared effective
                        October 19, 1999
(d)(2)*                 Form of Restricted Stock Agreement, with exhibits
(d)(3)*                 Post Communication, Inc. 1997 Stock Option Plan
(d)(4)*                 Post Communication, Inc. 2000 Stock Option Plan
(d)(5)*                 MaxMiles, Inc. 1998 Key Employee Stock Option Plan

* Previously filed.

                                                                  Exhibit (a)(6)
From:             Eric Larsen
Sent:             Friday, June 15, 2001 5:00 PM
To:               Employees
Subject:          Update on stock program

Good afternoon.

     We wanted to provide you an update on the stock program (restricted stock and incremental stock option proposal) prior to the weekend. Over the past few weeks we have been in continuous discussions about what would be the most appropriate next step with this program. As you know there are three triggers that we are assessing in order to launch:

     * Stockholder approval of incremental stock option pool increase - which we received on June 6th
     * Final comments from the SEC regarding the restricted stock tender offer - which we have not received to date
     * Continued assessment of the pressure on our stock price; the most critical of the three issues

     Several factors including the continued pressure on our stock price and the corresponding risk associated with the restricted stock program led us to re-evaluate whether moving forward with the restricted stock program was appropriate at this time. We have made the decision to terminate the restricted stock program based upon the responses that we have received from you and because we wanted to ensure that you have an opportunity to participate in a program now to capitalize on the current value of our stock. Therefore, we are moving forward with the incremental stock option program, as presented, and have made several enhancements to the program to increase the value of this program to you.

          What does this mean to you?

     There will be no restricted stock program and therefore we will not be exchanging your eligible options for restricted stock. Instead, all employees will receive an incremental stock option grant on June 22. This incremental grant will be in addition to your current stock options (your current grants will remain unchanged).

          The two enhancements to the incremental stock option program are as follows:

          Enhancement I

          Non-Execs:
          2001 Hires and employees with "2" ratings will receive awards of 15% of total grants;
          "3" ratings will receive awards of 40%;
          "4" ratings will receive awards of 50%; and "5" ratings will receive awards of 60%.

          Execs:
          2001 Hires and "2" ratings will receive awards of 15% of total grants; "3" ratings will receive awards of 33%;
          "4" ratings will receive awards of 43%; and "5" ratings will receive awards of 53%.

          Enhancement II

          0-1 years tenure: 17 months to vest entire grant
          1-2 years tenure: 15 months to vest entire grant
          2+ years tenure:  14 months to vest entire grant

          The immediate vesting will stay the same:

          0-1 years tenure: 17% immediately vested
          1-2 years tenure: 25% immediately vested
          2+ years tenure:  33% immediately vested

     We believe that these are substantial enhancements and demonstrate our commitment to reward the Netcentives team for the commitment and hard work required to achieve success for our company.

     Please let Marina or Amy know if you have any questions and look for a detailed e-mail to follow.

     Have a great weekend.

     Eric